U.S. Securities and Exchange Commission
Washington, D.C. 20549


03027789


RECD S.E.C.
JUL 2 5 2003
1086

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

Current Report on Form 8-K 2003-S14 for 7-24-03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-106093
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
JUL 28 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th day of July, 2003.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________________
Joseph Orning
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RFM03-S14 - Preliminary Structure (07-14-03)

Modeled	: Yes	Paydown	: 0	Coll Source	: GerrFile	Pricing Type	: PSA
Auto Update	: No	Paydown Date	: 20030730	TBV Source	: NA	Pricing Speed	: 300.0
Res Modeled	: Yes	First Payment	: 20030825	Assumed Coll	: No	Pricing Date	: 20030730
Call Modeled	: Yes	Closed	: 20030730	Descend	: Yes	Group Bypass	: No
Model Type	: CMO	Collat Mode	: STD	Summary Coll	: No	Last Updated	: 99999999
BV Rescale	: No	Frequency	: 12	Deal Format	: CMODEV	Coll Fctr Date	: 20030701

Group	Coll Type	Sec	Pct	Balance	WAC	WAM	WALA	Sv Fee	Net Coup	PD	Calc	Rv	Bond Value	Pools
GROUP_0	W15	0	100.000	203,045,685.00	5.35000	178.000	2.000	0.25000	5.10000	0		0	NA	1

Group	Level	Description	Pct	Current Balance	WAM	WALA	Sv Fee	Net Coup	Interim Cpn Cap	Gross Margin	Life Cpn Cap	Avg Mths To Roll	Cpn Adj Freq
0	Lowest	W15	100.000	203,045,685.00	178	2	0.25000	5.10000	NA	NA	NA	NA	NA

#	Class	Cusip	Coupon	Original Balance	Current Balance	Delay	Daycount	Group	Aux	Description
1	A1		1.5500	75,000,000.00	75,000,000.00	0	30/360	0		REG/FLT
2	A1A		1.5500	2,250,000.00	2,250,000.00	0	30/360	0		REG/FLT
3	A2		10.5833	71,250,000.00	71,250,000.00	0	30/360	0		REG/INV
4	A3		0.1000	118,750,000.00	118,750,000.00	0	30/360	0		IO/NTL/INV
5	A4		0.0000	10,000,000.00	10,000,000.00	24	30/360	0		PO/FIX
6	A5		1.5500	41,500,000.00	41,500,000.00	0	30/360	0		REG/FLT
7	B-1		4.7500	3,045,685.00	3,045,685.00	24	30/360	0		PPLO/REG/FIX
8	B-2		4.7500	0.00	0.00	24	30/360	0		PPLO/REG/FIX
9	B-3		4.7500	0.00	0.00	24	30/360	0		PPLO/REG/FIX
10	B-4		4.7500	0.00	0.00	24	30/360	0		PPLO/REG/FIX
11	B-5		4.7500	0.00	0.00	24	30/360	0		PPLO/REG/FIX
12	B-6		4.7500	0.00	0.00	24	30/360	0		PPLO/REG/FIX
13	XS		0.3500	203,045,685.00	203,045,685.00	24	30/360	0		IO/NTL/VAR

Class/Comp	Coupon	Cap	Floor	Delay	Formula	1st Reset
A1	1.5500000000	8.0000000000	0.4000000000	0	LIB1 + 0.4	20030825
A1A	1.5500000000	8.0000000000	0.4000000000	0	LIB1 + 0.4	20030825
A2	10.5833333300	12.5000000000	0.0000000000	0	12.5 - (LIB1 * 1.66666667)	20030825
A3	0.1000000000	0.1000000000	0.0000000000	0	7.6 - LIB1	20030825
A5	1.5500000000	8.0000000000	0.4000000000	0	LIB1 + 0.4	20030825

Payment Rules

A1, A1A, A2, A4, A5 are paid pro-rata with senior principal
B1, B2, B3, B4, B5, B6 are paid pro-rata with sub principal

A3 Notional Bal
= sum of A1, A1A, A5 balance

A1A is credit support to A1

Dec Tables

Citigroup

Percent of Original Balance of Bonds Outstanding

Deal : rfm03.s14. Prepay: 0.00 PSA Period: MONTHLY Settle: 07/30/2003 First Coup: 08/25/2003
LIB1 : 1.11000

	Class A1					Class A1A				
Date	0.0	100.0	300.0	400.0	500.0	0.0	100.0	300.0	400.0	500.0
07/30/2003	100	100	100	100	100	100	100	100	100	100
07/25/2004	95	94	90	89	87	95	94	90	89	87
07/25/2005	91	85	75	70	65	91	85	75	70	65
07/25/2006	86	76	58	50	43	86	76	58	50	43
07/25/2007	80	67	45	36	28	80	67	45	36	28
07/25/2008	75	58	34	25	18	75	58	34	25	18
07/25/2009	69	50	25	17	11	69	50	25	17	11
07/25/2010	62	43	19	12	7	62	43	19	12	7
07/25/2011	56	36	14	8	4	56	36	14	8	4
07/25/2012	49	30	10	5	3	49	30	10	5	3
07/25/2013	42	24	7	3	2	42	24	7	3	2
07/25/2014	34	18	5	2	1	34	18	5	2	1
07/25/2015	26	13	3	1	*	26	13	3	1	*
07/25/2016	17	8	2	1	*	17	8	2	1	*
07/25/2017	8	4	1	*	*	8	4	1	*	*
07/25/2018	0	0	0	0	0	0	0	0	0	0
WAL:	8.41311	6.58222	4.38599	3.72021	3.22401	8.41311	6.58222	4.38599	3.72021	3.22401
	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018

Citigroup

Percent of Original Balance of Bonds Outstanding

Deal : rfm03.s14. Prepay: 0.00 PSA Period: MONTHLY Settle: 07/30/2003 First Coup: 08/25/2003
LIB1 : 1.11000

Date	Class A2 0.0	100.0	300.0	400.0	500.0	Class A3 0.0	100.0	300.0	400.0	500.0
07/30/2003	100	100	100	100	100	100	100	100	100	100
07/25/2004	95	94	90	89	87	95	94	90	89	87
07/25/2005	91	85	75	70	65	91	85	75	70	65
07/25/2006	86	76	58	50	43	86	76	58	50	43
07/25/2007	80	67	45	36	28	80	67	45	36	28
07/25/2008	75	58	34	25	18	75	58	34	25	18
07/25/2009	69	50	25	17	11	69	50	25	17	11
07/25/2010	62	43	19	12	7	62	43	19	12	7
07/25/2011	56	36	14	8	4	56	36	14	8	4
07/25/2012	49	30	10	5	3	49	30	10	5	3
07/25/2013	42	24	7	3	2	42	24	7	3	2
07/25/2014	34	18	5	2	1	34	18	5	2	1
07/25/2015	26	13	3	1	*	26	13	3	1	*
07/25/2016	17	8	2	1	*	17	8	2	1	*
07/25/2017	8	4	1	*	*	8	4	1	*	*
07/25/2018	0	0	0	0	0	0	0	0	0	0
WAL:	8.41311	6.58222	4.38599	3.72021	3.22401	8.41311	6.58222	4.38599	3.72021	3.22401
	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018

Citigroup

Percent of Original Balance of Bonds Outstanding

Deal : rfm03.s14. Prepay: 0.00 PSA Period: MONTHLY Settle: 07/30/2003 First Coup: 08/25/2003
LIB1 : 1.11000

Date	Class A4 0.0	100.0	300.0	400.0	500.0	Class A5 0.0	100.0	300.0	400.0	500.0
07/30/2003	100	100	100	100	100	100	100	100	100	100
07/25/2004	95	94	90	89	87	95	94	90	89	87
07/25/2005	91	85	75	70	65	91	85	75	70	65
07/25/2006	86	76	58	50	43	86	76	58	50	43
07/25/2007	80	67	45	36	28	80	67	45	36	28
07/25/2008	75	58	34	25	18	75	58	34	25	18
07/25/2009	69	50	25	17	11	69	50	25	17	11
07/25/2010	62	43	19	12	7	62	43	19	12	7
07/25/2011	56	36	14	8	4	56	36	14	8	4
07/25/2012	49	30	10	5	3	49	30	10	5	3
07/25/2013	42	24	7	3	2	42	24	7	3	2
07/25/2014	34	18	5	2	1	34	18	5	2	1
07/25/2015	26	13	3	1	*	26	13	3	1	*
07/25/2016	17	8	2	1	*	17	8	2	1	*
07/25/2017	8	4	1	*	*	8	4	1	*	*
07/25/2018	0	0	0	0	0	0	0	0	0	0
WAL:	8.41311	6.58222	4.38599	3.72021	3.22401	8.41311	6.58222	4.38599	3.72021	3.22401
	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018

Citigroup

Percent of Original Balance of Bonds Outstanding

Deal : rfm03.s14. Prepay: 0.00 PSA Period: MONTHLY Settle: 07/30/2003 First Coup: 08/25/2003
LIB1 : 1.11000

	Class B-1					Class B-2				
Date	0.0	100.0	300.0	400.0	500.0	0.0	100.0	300.0	400.0	500.0
07/30/2003	100	100	100	100	100	100	100	100	100	100
07/25/2004	95	95	95	95	95	0	0	0	0	0
07/25/2005	91	91	91	91	91					
07/25/2006	86	86	86	86	86					
07/25/2007	80	80	80	80	80					
07/25/2008	75	75	75	75	75					
07/25/2009	69	67	65	63	62					
07/25/2010	62	60	54	52	49					
07/25/2011	56	52	43	39	35					
07/25/2012	49	43	32	28	23					
07/25/2013	42	34	23	18	14					
07/25/2014	34	26	15	11	8					
07/25/2015	26	19	9	6	4					
07/25/2016	17	12	5	3	2					
07/25/2017	8	5	2	1	1					
07/25/2018	0	0	0	0	0					
WAL:	8.41311	7.96818	7.26829	6.99163	6.75220	0.00000	0.00000	0.00000	0.00000	0.00000
	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018	00/00/0000	00/00/0000	00/00/0000	00/00/0000	00/00/0000

Citigroup

Percent of Original Balance of Bonds Outstanding

Deal : rfm03.s14. Prepay: 0.00 PSA Period: MONTHLY Settle: 07/30/2003 First Coup: 08/25/2003
LIB1 : 1.11000

	Class B-3					Class B-4				
Date	0.0	100.0	300.0	400.0	500.0	0.0	100.0	300.0	400.0	500.0
07/30/2003	100	100	100	100	100	100	100	100	100	100
07/25/2004	0	0	0	0	0	0	0	0	0	0
07/25/2005										
07/25/2006										
07/25/2007										
07/25/2008										
07/25/2009										
07/25/2010										
07/25/2011										
07/25/2012										
07/25/2013										
07/25/2014										
07/25/2015										
07/25/2016										
07/25/2017										
07/25/2018										
WAL:	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000
	00/00/0000	00/00/0000	00/00/0000	00/00/0000	00/00/0000	00/00/0000	00/00/0000	00/00/0000	00/00/0000	00/00/0000

Citigroup

Percent of Original Balance of Bonds Outstanding

Deal : rfm03.s14. Prepay: 0.00 PSA Period: MONTHLY Settle: 07/30/2003 First Coup: 08/25/2003
LIB1 : 1.11000

Date	Class B-5 0.0	100.0	300.0	400.0	500.0	Class B-6 0.0	100.0	300.0	400.0	500.0
07/30/2003	100	100	100	100	100	100	100	100	100	100
07/25/2004	0	0	0	0	0	0	0	0	0	0
07/25/2005										
07/25/2006										
07/25/2007										
07/25/2008										
07/25/2009										
07/25/2010										
07/25/2011										
07/25/2012										
07/25/2013										
07/25/2014										
07/25/2015										
07/25/2016										
07/25/2017										
07/25/2018										
WAL:	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000
	00/00/0000	00/00/0000	00/00/0000	00/00/0000	00/00/0000	00/00/0000	00/00/0000	00/00/0000	00/00/0000	00/00/0000

Citigroup

Percent of Original Balance of Bonds Outstanding

Deal : rfm03.s14. Prepay: 0.00 PSA Period: MONTHLY Settle: 07/30/2003 First Coup: 08/25/2003
LIB1 : 1.11000

Date	Class XS 0.0	100.0	300.0	400.0	500.0
07/30/2003	100	100	100	100	100
07/25/2004	95	94	91	89	87
07/25/2005	91	85	75	71	66
07/25/2006	86	76	59	51	44
07/25/2007	80	67	45	36	29
07/25/2008	75	59	34	26	19
07/25/2009	69	51	26	18	12
07/25/2010	62	43	19	12	8
07/25/2011	56	36	14	8	5
07/25/2012	49	30	10	6	3
07/25/2013	42	24	7	4	2
07/25/2014	34	18	5	2	1
07/25/2015	26	13	3	1	1
07/25/2016	17	8	2	1	*
07/25/2017	8	4	1	*	*
07/25/2018	0	0	0	0	0
WAL:	8.41311	6.60301	4.42923	3.76928	3.27693
	05/25/2018	05/25/2018	05/25/2018	05/25/2018	05/25/2018

RFM03-S14 - Computational Materials (07-14-03)

Modeled	: Yes	Paydown	: 0	Coll Source	: GerrFile	Pricing Type	: PSA
Auto Update	: No	Paydown Date	: 20030730	TBV Source	: NA	Pricing Speed	: 300.0
Res Modeled	: Yes	First Payment	: 20030825	Assumed Coll	: No	Pricing Date	: 20030730
Call Modeled	: Yes	Closed	: 20030730	Descend	: Yes	Group Bypass	: No
Model Type	: CMO	Collat Mode	: STD	Summary Coll	: No	Last Updated	: 99999999
BV Rescale	: No	Frequency	: 12	Deal Format	: CMODEV	Coll Fctr Date	: 20030701

Group	Coll Type	Sec	Pct	Balance	WAC	WAM	WALA	Sv Fee	Net Coup	PD	Calc	Rv	Bond Value	Pools
GROUP_0	W15	0	100.000	203,045,685.00	5.35000	178.000	2.000	0.25000	5.10000	0		0	NA	1

Group	Level	Description	Pct	Current Balance	WAM	WALA	Sv Fee	Net Coup	Interim Cpn Cap	Gross Margin	Life Cpn Cap	Avg Mths To Roll	Cpn Adj Freq
0	Lowest	W15	100.000	203,045,685.00	178	2	0.25000	5.10000	NA	NA	NA	NA	NA

#	Class	Cusip	Coupon	Original Balance	Current Balance	Delay	Daycount	Group	Aux	Description
1	A1		1.5500	75,000,000.00	75,000,000.00	0	30/360	0		REG/FLT
2	A1A		1.5500	2,250,000.00	2,250,000.00	0	30/360	0		REG/FLT
3	A2		10.5833	71,250,000.00	71,250,000.00	0	30/360	0		REG/INV
4	A3		0.1000	118,750,000.00	118,750,000.00	0	30/360	0		IO/NTL/INV
5	A4		0.0000	10,000,000.00	10,000,000.00	24	30/360	0		PO/FIX
6	A5		1.5500	41,500,000.00	41,500,000.00	0	30/360	0		REG/FLT
7	B-1		4.7500	3,045,685.00	3,045,685.00	24	30/360	0		PPLO/REG/FIX
8	B-2		4.7500	0.00	0.00	24	30/360	0		PPLO/REG/FIX
9	B-3		4.7500	0.00	0.00	24	30/360	0		PPLO/REG/FIX
10	B-4		4.7500	0.00	0.00	24	30/360	0		PPLO/REG/FIX
11	B-5		4.7500	0.00	0.00	24	30/360	0		PPLO/REG/FIX
12	B-6		4.7500	0.00	0.00	24	30/360	0		PPLO/REG/FIX
13	XS		0.3500	203,045,685.00	203,045,685.00	24	30/360	0		IO/NTL/VAR

Class/Comp	Coupon	Cap	Floor	Delay	Formula	1st Reset
A1	1.5500000000	8.0000000000	0.4000000000	0	LIB1 + 0.4	20030825
A1A	1.5500000000	8.0000000000	0.4000000000	0	LIB1 + 0.4	20030825
A2	10.5833333300	12.5000000000	0.0000000000	0	12.5 - (LIB1 * 1.66666667)	20030825
A3	0.1000000000	0.1000000000	0.0000000000	0	7.6 - LIB1	20030825
A5	1.5500000000	8.0000000000	0.4000000000	0	LIB1 + 0.4	20030825

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

```
Payment Rules
-------------

A1, A1A, A2, A4, A5 are paid pro-rata with senior principal
B1, B2, B3, B4, B5, B6 are paid pro-rata with sub principal

A3 Notional Bal
  = sum of A1, A1A, A5 balance

A1A is credit support to A1
```

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

+-----------+
| CITIGROUP | Mon Jul 14 12:16:30 2003
+-----------+

rfm03.s14.aw2.d

PY Table for: A1

PSA	0	100	300	400	500
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
99.00000	1.68559	1.72018	1.79846	1.83996	1.88183
99.06250	1.67737	1.70978	1.78313	1.82201	1.86125
99.12500	1.66917	1.69940	1.76781	1.80408	1.84068
99.18750	1.66097	1.68902	1.75251	1.78617	1.82014
99.25000	1.65277	1.67865	1.73722	1.76827	1.79961
99.31250	1.64459	1.66830	1.72195	1.75040	1.77911
99.37500	1.63641	1.65795	1.70669	1.73254	1.75863
99.43750	1.62824	1.64761	1.69146	1.71471	1.73817
99.50000	1.62007	1.63728	1.67623	1.69689	1.71774
99.56250	1.61192	1.62697	1.66103	1.67909	1.69732
99.62500	1.60377	1.61666	1.64583	1.66131	1.67693
99.68750	1.59562	1.60636	1.63066	1.64355	1.65655
99.75000	1.58749	1.59607	1.61550	1.62580	1.63620
99.81250	1.57936	1.58579	1.60035	1.60808	1.61587
99.87500	1.57124	1.57552	1.58522	1.59037	1.59556
99.93750	1.56312	1.56526	1.57011	1.57268	1.57528
100.00000	1.55501	1.55501	1.55501	1.55501	1.55501
100.06250	1.54691	1.54477	1.53993	1.53736	1.53476
100.12500	1.53882	1.53454	1.52486	1.51973	1.51454
100.18750	1.53073	1.52432	1.50981	1.50211	1.49434
100.25000	1.52265	1.51411	1.49477	1.48451	1.47415
100.31250	1.51457	1.50391	1.47975	1.46694	1.45399
100.37500	1.50651	1.49371	1.46475	1.44938	1.43385
100.43750	1.49845	1.48353	1.44976	1.43183	1.41373
100.50000	1.49039	1.47336	1.43478	1.41431	1.39363
100.56250	1.48235	1.46319	1.41982	1.39680	1.37356
100.62500	1.47431	1.45304	1.40488	1.37932	1.35350
100.68750	1.46628	1.44289	1.38995	1.36185	1.33346
100.75000	1.45825	1.43276	1.37504	1.34440	1.31345
100.81250	1.45023	1.42263	1.36014	1.32696	1.29345
100.87500	1.44222	1.41251	1.34526	1.30955	1.27348
100.93750	1.43421	1.40240	1.33039	1.29215	1.25353
101.00000	1.42621	1.39231	1.31553	1.27477	1.23359
WAL	8.41311	6.58222	4.38599	3.72021	3.22401
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

+-----------+
| CITIGROUP | Mon Jul 14 12:18:13 2003
+-----------+

rfm03.s14.aw2.d

PY Table for: A1A

PSA	0	100	300	400	500
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
98.87500	1.70203	1.74100	1.82918	1.87592	1.92307
98.93750	1.69381	1.73058	1.81381	1.85793	1.90244
99.00000	1.68559	1.72018	1.79846	1.83996	1.88183
99.06250	1.67737	1.70978	1.78313	1.82201	1.86125
99.12500	1.66917	1.69940	1.76781	1.80408	1.84068
99.18750	1.66097	1.68902	1.75251	1.78617	1.82014
99.25000	1.65277	1.67865	1.73722	1.76827	1.79961
99.31250	1.64459	1.66830	1.72195	1.75040	1.77911
99.37500	1.63641	1.65795	1.70669	1.73254	1.75863
99.43750	1.62824	1.64761	1.69146	1.71471	1.73817
99.50000	1.62007	1.63728	1.67623	1.69689	1.71774
99.56250	1.61192	1.62697	1.66103	1.67909	1.69732
99.62500	1.60377	1.61666	1.64583	1.66131	1.67693
99.68750	1.59562	1.60636	1.63066	1.64355	1.65655
99.75000	1.58749	1.59607	1.61550	1.62580	1.63620
99.81250	1.57936	1.58579	1.60035	1.60808	1.61587
99.87500	1.57124	1.57552	1.58522	1.59037	1.59556
99.93750	1.56312	1.56526	1.57011	1.57268	1.57528
100.00000	1.55501	1.55501	1.55501	1.55501	1.55501
100.06250	1.54691	1.54477	1.53993	1.53736	1.53476
100.12500	1.53882	1.53454	1.52486	1.51973	1.51454
100.18750	1.53073	1.52432	1.50981	1.50211	1.49434
100.25000	1.52265	1.51411	1.49477	1.48451	1.47415
100.31250	1.51457	1.50391	1.47975	1.46694	1.45399
100.37500	1.50651	1.49371	1.46475	1.44938	1.43385
100.43750	1.49845	1.48353	1.44976	1.43183	1.41373
100.50000	1.49039	1.47336	1.43478	1.41431	1.39363
100.56250	1.48235	1.46319	1.41982	1.39680	1.37356
100.62500	1.47431	1.45304	1.40488	1.37932	1.35350
100.68750	1.46628	1.44289	1.38995	1.36185	1.33346
100.75000	1.45825	1.43276	1.37504	1.34440	1.31345
100.81250	1.45023	1.42263	1.36014	1.32696	1.29345
100.87500	1.44222	1.41251	1.34526	1.30955	1.27348
WAL	8.41311	6.58222	4.38599	3.72021	3.22401
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

```
+-----------+
| CITIGROUP |                                                                                          Mon Jul
14 13:07:13 2003
+-----------+
```

rfm03.s14.aw2.d

PY Table for: A2

PSA	0	100	300	400	500
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
105.46875	9.75593	9.55093	9.11767	8.89708	8.67744
105.53125	9.74431	9.53709	9.09913	8.87613	8.65409
105.59375	9.73269	9.52326	9.08061	8.85521	8.63077
105.65625	9.72108	9.50945	9.06210	8.83430	8.60747
105.71875	9.70949	9.49564	9.04362	8.81342	8.58419
105.78125	9.69791	9.48186	9.02515	8.79256	8.56094
105.84375	9.68633	9.46808	9.00670	8.77172	8.53771
105.90625	9.67477	9.45433	8.98828	8.75091	8.51450
105.96875	9.66322	9.44058	8.96987	8.73011	8.49132
106.03125	9.65168	9.42685	8.95148	8.70934	8.46817
106.09375	9.64015	9.41313	8.93311	8.68859	8.44504
106.15625	9.62864	9.39943	8.91476	8.66785	8.42193
106.21875	9.61713	9.38574	8.89643	8.64715	8.39884
106.28125	9.60564	9.37206	8.87812	8.62646	8.37578
106.34375	9.59415	9.35840	8.85982	8.60579	8.35274
106.40625	9.58268	9.34475	8.84155	8.58515	8.32973
106.46875	9.57122	9.33111	8.82329	8.56452	8.30674
106.53125	9.55977	9.31749	8.80506	8.54392	8.28377
106.59375	9.54833	9.30388	8.78684	8.52334	8.26083
106.65625	9.53690	9.29029	8.76864	8.50278	8.23791
106.71875	9.52548	9.27671	8.75046	8.48225	8.21502
106.78125	9.51408	9.26314	8.73230	8.46173	8.19214
106.84375	9.50268	9.24958	8.71415	8.44123	8.16930
106.90625	9.49129	9.23604	8.69603	8.42076	8.14647
106.96875	9.47992	9.22252	8.67793	8.40030	8.12367
107.03125	9.46856	9.20900	8.65984	8.37987	8.10089
107.09375	9.45720	9.19550	8.64177	8.35946	8.07813
107.15625	9.44586	9.18201	8.62372	8.33907	8.05540
107.21875	9.43453	9.16854	8.60569	8.31870	8.03269
107.28125	9.42321	9.15508	8.58768	8.29835	8.01001
107.34375	9.41190	9.14163	8.56968	8.27802	7.98735
107.40625	9.40060	9.12820	8.55171	8.25772	7.96471
107.46875	9.38931	9.11478	8.53375	8.23743	7.94209
WAL	8.41311	6.58222	4.38599	3.72021	3.22401
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

+-----------+
| CITIGROUP | Mon Jul 14 13:08:36 2003
+-----------+

rfm03.s14.aw2.d

PY Table for: A4

PSA	0	100	300	400	500
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
79.00000	2.91198	3.78901	5.79671	6.85314	7.90865
79.06250	2.90182	3.77554	5.77574	6.82830	7.87999
79.12500	2.89167	3.76210	5.75480	6.80349	7.85137
79.18750	2.88152	3.74866	5.73389	6.77872	7.82279
79.25000	2.87139	3.73525	5.71301	6.75397	7.79425
79.31250	2.86127	3.72185	5.69215	6.72927	7.76574
79.37500	2.85116	3.70846	5.67132	6.70459	7.73727
79.43750	2.84106	3.69510	5.65052	6.67995	7.70884
79.50000	2.83097	3.68174	5.62974	6.65534	7.68044
79.56250	2.82089	3.66841	5.60899	6.63076	7.65209
79.62500	2.81082	3.65509	5.58827	6.60621	7.62377
79.68750	2.80077	3.64178	5.56758	6.58170	7.59548
79.75000	2.79072	3.62849	5.54691	6.55722	7.56724
79.81250	2.78068	3.61522	5.52627	6.53277	7.53903
79.87500	2.77066	3.60196	5.50566	6.50835	7.51086
79.93750	2.76064	3.58872	5.48507	6.48396	7.48272
80.00000	2.75064	3.57549	5.46451	6.45961	7.45462
80.06250	2.74065	3.56228	5.44398	6.43529	7.42656
80.12500	2.73067	3.54909	5.42347	6.41100	7.39853
80.18750	2.72069	3.53591	5.40299	6.38674	7.37055
80.25000	2.71073	3.52275	5.38254	6.36251	7.34259
80.31250	2.70078	3.50960	5.36211	6.33832	7.31468
80.37500	2.69084	3.49646	5.34171	6.31415	7.28680
80.43750	2.68091	3.48335	5.32133	6.29002	7.25895
80.50000	2.67099	3.47025	5.30098	6.26592	7.23115
80.56250	2.66108	3.45716	5.28066	6.24185	7.20337
80.62500	2.65118	3.44409	5.26037	6.21781	7.17564
80.68750	2.64129	3.43103	5.24010	6.19381	7.14794
80.75000	2.63141	3.41799	5.21985	6.16983	7.12027
80.81250	2.62155	3.40496	5.19964	6.14589	7.09265
80.87500	2.61169	3.39195	5.17944	6.12197	7.06505
80.93750	2.60184	3.37896	5.15928	6.09809	7.03750
81.00000	2.59200	3.36598	5.13914	6.07424	7.00997
WAL	8.41311	6.58222	4.38599	3.72021	3.22401
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

+-----------+
| CITIGROUP | Mon Jul 14 13:09:32 2003
+-----------+

rfm03.s14.aw2.d

PY Table for: A5

PSA	0	100	300	400	500
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
99.00000	1.68559	1.72018	1.79846	1.83996	1.88183
99.06250	1.67737	1.70978	1.78313	1.82201	1.86125
99.12500	1.66917	1.69940	1.76781	1.80408	1.84068
99.18750	1.66097	1.68902	1.75251	1.78617	1.82014
99.25000	1.65277	1.67865	1.73722	1.76827	1.79961
99.31250	1.64459	1.66830	1.72195	1.75040	1.77911
99.37500	1.63641	1.65795	1.70669	1.73254	1.75863
99.43750	1.62824	1.64761	1.69146	1.71471	1.73817
99.50000	1.62007	1.63728	1.67623	1.69689	1.71774
99.56250	1.61192	1.62697	1.66103	1.67909	1.69732
99.62500	1.60377	1.61666	1.64583	1.66131	1.67693
99.68750	1.59562	1.60636	1.63066	1.64355	1.65655
99.75000	1.58749	1.59607	1.61550	1.62580	1.63620
99.81250	1.57936	1.58579	1.60035	1.60808	1.61587
99.87500	1.57124	1.57552	1.58522	1.59037	1.59556
99.93750	1.56312	1.56526	1.57011	1.57268	1.57528
100.00000	1.55501	1.55501	1.55501	1.55501	1.55501
100.06250	1.54691	1.54477	1.53993	1.53736	1.53476
100.12500	1.53882	1.53454	1.52486	1.51973	1.51454
100.18750	1.53073	1.52432	1.50981	1.50211	1.49434
100.25000	1.52265	1.51411	1.49477	1.48451	1.47415
100.31250	1.51457	1.50391	1.47975	1.46694	1.45399
100.37500	1.50651	1.49371	1.46475	1.44938	1.43385
100.43750	1.49845	1.48353	1.44976	1.43183	1.41373
100.50000	1.49039	1.47336	1.43478	1.41431	1.39363
100.56250	1.48235	1.46319	1.41982	1.39680	1.37356
100.62500	1.47431	1.45304	1.40488	1.37932	1.35350
100.68750	1.46628	1.44289	1.38995	1.36185	1.33346
100.75000	1.45825	1.43276	1.37504	1.34440	1.31345
100.81250	1.45023	1.42263	1.36014	1.32696	1.29345
100.87500	1.44222	1.41251	1.34526	1.30955	1.27348
100.93750	1.43421	1.40240	1.33039	1.29215	1.25353
101.00000	1.42621	1.39231	1.31553	1.27477	1.23359
WAL	8.41311	6.58222	4.38599	3.72021	3.22401
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.